SPHERE 3D CORPORATION

Condensed Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended June 30, 2014 and 2013

(Expressed in Canadian Dollars)

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Financial Position
As at
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2014	2013
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$8,782,627	$5,550,788
Investments	358,373	312,823
Loans	-	203,641
Sales tax recoverable	357,632	95,088
Amounts receivable	1,710,178	-
Inventory	158,152	136,591
Advance equipment prepayment	28,798	397,702
Prepaid and sundry assets (note 5)	435,347	142,361
	11,831,107	6,838,994

Promissory Note (note 6)	5,335,000	-
Capital assets (note 7)	537,273	389,119
Intangible assets (note 8)	17,881,807	1,668,079

	$35,585,187	$8,896,192

Liabilities
Current
Trade and other payables (note 9)	$1,821,749	$478,282
Contingent earn-out (note 8)	3,891,534	-
Deferred Revenue	203,642	504,488
	5,916,925	982,770

Convertible debenture (note 10)	5,533,774	-
	11,450,699	982,770

Shareholders' Deficiency
Common share capital (note 11)	21,535,047	12,085,781
Other equity (note 12)	11,883,895	1,715,151
Deficit	(9,284,454)	(5,887,510)

	24,134,488	7,913,422

	$35,585,187	$8,896,192
Nature of operations (note 1)
Commitment and contingencies (note 15)
Subsequent events (note 18)

Approved by the Board	“Glenn Bowman”	“Peter Tassiopoulos”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenue	$1,751,230	$-	$2,756,564	$-

Cost of goods sold	840,751	-	1,274,290	-

Gross Margin	910,479	-	1,482,274	-

Expenses (income)
Salaries and consulting	800,198	366,410	1,077,415	740,573
Stock based compensation	850,051	26,733	1,184,691	47,039
General and administrative	545,269	120,424	797,679	324,466
Amortization of intangibles	1,147,439	873	1,148,312	1,746
Amortization of property and equipment	85,241	48,981	164,519	96,297
Finance expenses (note 13)	139,359	1,066	151,138	(347)
Merger agreement costs	355,464	-	355,464	-

	3,923,021	564,487	4,879,218	1,209,774

Net comprehensive loss for the period	$(3,012,542)	$(564,487)	$(3,396,944)	$(1,209,774)

Loss per share

Basic and diluted	$(0.13)	$(0.04)	$(0.15)	$(0.08)

Weighted average number of common shares	23,314,161	16,114,339	22,527,164	16,114,339

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian Dollars)

	Number of
	common	Common
	shares	share capital	Other Equity	Deficit	Total

Balance at December 31, 2012	16,114,339	$5,409,488	$1,007,500	$(3,509,487)	$2,907,501

Stock based compensation	-	-	47,039	-	47,039
Comprehensive loss for the period	-	-	-	(1,209,774)	(1,209,774)

Balance at June 30, 2013	16,114,339	$5,409,488	$1,054,539	$(4,719,261)	$1,744,766

Issuance of common shares	1,250,000	4,187,500	-	-	4,187,500
Share issuance costs	-	(441,178)	-	-	(441,178)
Issuance of warrants	-	(860,000)	860,000	-	-
Exercise of warrants	2,784,840	3,844,720	(1,154,528)	-	2,690,192
Issuance of warrants on exercise	-	(703,000)	703,000	-	-
Exercise of options	180,001	148,251	(20,500)	-	127,751
Share-based payments	769,231	500,000	-	-	500,000
Stock based compensation	-	-	272,640	-	272,640
Comprehensive loss for the period	-	-	-	(1,168,249)	(1,168,249)

Balance at December 31, 2013	21,098,411	$12,085,781	$1,715,151	$(5,887,510)	$7,913,422
Issuance of common shares on acquisition
of intangible assets	1,089,867	7,133,179	-	-	7,133,179
Issuance of special warrants, net of costs (note 12)	-	-	9,115,010	-	9,115,010
Exercise of warrants	1,104,743	2,213,682	(388,312)	-	1,825,370
Exercise of options	121,250	102,405	(18,055)	-	84,350
Stock based compensation	-	-	1,460,101	-	1,460,101
Comprehensive loss for the period	-	-	-	(3,396,944)	(3,396,944)

Balance at June 30, 2014	23,414,271	$21,535,047	$11,883,895	$(9,284,454)	$24,134,488

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian Dollars)

	Six months ended
	June 30,
	2014	2013
Cash flow from operating activities
Net comprehensive loss for the period	$(3,396,944)	$(1,209,774)
Items not affecting cash:
Adjustment for depreciation	168,206	96,297
Adjustment for amortization	1,148,312	1,746
Stock compensation expenses	1,184,691	47,039
Financing expense of convertible debenture	19,393	-
Unrealized loss on derivative liability	164,144	-
Interest on long term investments	-	(1,658)
Unrealized foreign exchange gain	(439,227)	-
Unrealized investment holding gain	(13,982)	-
Change in working capital:
Change in investments	(31,568)	10,203
Change in sales tax recoverable	(262,544)	19,796
Change in amounts receivable	(1,710,178)	-
Change in inventory	(21,561)	-
Change in prepaid and sundry assets	75,918	(6,923)
Change in trade and other payables	1,119,587	(146,711)
Change in deferred revenue	(300,846)	-
Change in subscriptions received	-	150,035
Net cash used in operating activities	(2,296,599)	(1,039,950)
Cash flow from investing activities
Promissory notes	(5,335,000)	-
Acquisition of intangible assets	(4,618,000)	-
Investment in technology	(1,028,925)	(71,938)
Acquisition of property and equipment	(315,008)	(27,621)
Repayment of loans receivable	203,641	-
Net cash used in investing activities	(11,093,292)	(99,559)
Cash flow from financing activities
Proceeds from common shares net of issue costs	-	235,350
Proceeds from issuance of special warrants, net of issue costs	9,115,010	-
Proceeds from warrant exercises	1,825,370	-
Proceeds from options exercises	84,350	-
Debenture financing	5,597,000	-
Net cash generated in financing activities	16,621,730	235,350

Net increase / (decrease) in cash and cash equivalents	3,231,839	(1,139,509)
Cash and cash equivalents at opening	5,550,788	1,633,334
Cash and cash equivalents at closing	$8,782,627	$493,825

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited) - continued
(Expressed in Canadian Dollars)

	Six months ended
	June 30,
	2014	2013

Non-cash Investing and Financing Activities:

Issuance of common shares on acquisition of intangible assets	$(7,133,179)	$-
Contingent liability for the acquisition of intangible assets	(4,031,220)	-
Holdback on the acquisition of intangible assets	(223,880)	-

	$(11,388,279)	$-

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Sphere 3D Corporation (the "Company" or “Sphere 3D”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 and is listed on the TSXV and NASDAQ, under the trading symbol “ANY” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

Sphere 3D is a technology development company focused on establishing its patent pending emulation and virtualization technology. These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, S3D Acquisition Company., which was incorporated under the laws of the State of California on May 14, 2014, V3 Systems Holdings, Inc., which was incorporated under the laws of the State of Delaware on January 14, 2014, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the

Business Corporations Act (Ontario) on February 13, 2012.

The Company may have to raise additional capital to fund acquisitions and operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. To date the Company has been successful raising capital in fiscal 2013 and 2014.

2.	Statement of Compliance

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited consolidated annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the most recent audited consolidated annual financial statements of the Company for the year ended December 31, 2013, which are available at www.sedar.com.

These condensed consolidated interim financial statements were approved by the Board of Directors on August 29, 2014.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended June 30, 2014 and 2013, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiaries. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

	(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

(iii)	Capital assets

The useful lives of capital assets are estimated based on the length of use of the assets by the Company.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(a)	Use of estimates and judgements (continued)

	(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

	(v)	Convertible debenture

The convertible debenture is a hybrid instrument that was bifurcated between its liability and derivative components. The derivative liability was valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

The derivative liability is revalued each quarter using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

	(vi)	Contingent liability

The contingent liability was valued using assumptions on revenue and discount rates.

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

(i) Non-derivative financial assets

Non-derivative financial instruments comprise of cash and cash equivalents, investments, loans, amounts receivable and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(c)	Financial instruments (continued)

	(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of six months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than six months but with cashable features. Investments have been used to secure the Company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

	(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents, investments, contingent liability and derivative liability at fair value.

	(iv)	Other

Other non-derivative financial instruments, such as amounts receivable, loans and trade and other payables and convertible debentures, are measured at amortized cost using the effective interest method, less any impairment losses.

(d)	Convertible debenture

The proceeds received on issue of the Company’s convertible debenture have been recorded as a liability included in borrowings on the consolidated statement of financial position. The convertible debenture contains an embedded derivative. The Company values the embedded derivative using an option pricing model and the residual amount is allocated to the debenture liability.

The derivative is revalued at each reporting date with any gain or loss flowing through profit of loss. On conversion of the convertible debt to common shares the value of the derivative is taken into share capital.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(e)	Capital assets

	(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

	(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

	(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

•	Computer hardware	- 3 years
•	Furniture and fixtures	- 5 years
•	Marketing and Web Development	- 2 years
•	Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(f)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

	(g)	Trade and other payables

Trade and other payables are stated at cost.

	(h)	Statement of financial position

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

	(i)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

	(j)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(j)	Impairment (continued)

	(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

	(iii)	Non-financial assets (Cont’d)

Fair value less costs of disposal to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost of disposal is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(k)	Intangible assets

	(i)	Patents and trademarks

Costs to obtain patents and trademarks are capitalized and are amortized to operations on a straight-line basis over the underlying term of the assets, which is 20 years, commencing upon the registration or acquisition of the patent or trademark.

	(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use.

	(iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commences with the successful commercial production or use of the product or process. These costs are amortized over a period of four years from commencement of commercial use.

Investment Tax Credits ("ITCs") earned as a result of incurring Scientific Research and Experimental Development ("SRED") expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC's when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(l)	Share capital – common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(m)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

	(n)	Revenue

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company's warranty policy. Generally, title and risk of loss transfer to the customer when the product leaves the Company's dock.

Warranty and Extended Services

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods. Separately priced extended warranties and service contracts are offered for sale to customers on all product lines. Extended warranty and service contract revenue is deferred and recognized as service revenue, over the period of the service agreement.

	(o)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(p)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(q)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end, the effect of stock options, warrants and conversion feature on debt was anti-dilutive.

	(r)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(s)	Contingent earn-out

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

	(t)	Change in accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded.

(i)	IAS 32 – Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(ii)	IAS 36 – Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(u)	Future accounting pronouncements

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

i)	IFRS 9 – Financial Instruments

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)

The fair value of cash and cash equivalents, investments and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At June 30, 2014 and June 30, 2013, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)

The fair value of stock options and warrants are measured using a Black-Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of amounts receivable, loans and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

The following tables provide fair value measurement information for financial assets and liabilities measured at fair value on the statement of financial position as of June 30, 2014 and December 31, 2013.

			Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
June 30, 2014	Carrying		Market	inputs	inputs
	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$8,782,627	$8,782,627	$8,782,627	$-	$-
Investments	$357,522	$357,522	$357,522	$-	$-
Financial liabilities
Derivative liability	$489,663	$489,663	$-	$489,663	$-
Contingent earn-out	$3,891,534	$3,891,534	$-	$-	$3,891,534

Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
December 31,	Carrying		Market	inputs	inputs
2013	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$5,550,788	$5,550,788	$5,550,788	$-	$-
Investments	$312,823	$312,823	$312,823	$-	$-

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

The Company values financial instruments included in Level 3 on a quarterly basis. The significant unobservable inputs used in the fair value measurement of the Level 3 instruments as at June 30, 2014 are as follows:

Contingent earn-out

	March 21, 2014	March 31, 2014	June 30, 2014

Earn out revenue estimation	$12,500,000	$12,500,000	$12,500,000
Discount rate	35%	35%	35%
Effect on condensed consolidated interim
statement of comprehensive loss	$-	$-	$-

If the discount rate were changed to 30% or 40%, the fair value of the contingent earn-out would increase by $157,025 or decrease by $145,429 respectively. Management believes that reasonably possible changes to other unobservable inputs would not result in a significant change in the estimated fair value.

5.	Prepaid and sundry assets

	June 30	December 31
	2014	2013
Services and consulting prepayments and deposits	$243,782	$-
Professional fees	111,070	-
Insurance costs	17,012	28,909
Facilities costs	14,752	9,422
Other	48,731	18,696
	$435,347	$142,361

6.	Promissory Notes

On May 15, 2013, the Company agreed to loan Overland Storage Inc. (“Overland”) $5,000,000 US to support its working capital requirements. The loan bears interest at the Wall Street Journal published prime rate plus two percent per annum payable semi-annually in arrears on November 15 and May 15 of each year. The loan is secured by a Promissory Note, repayable on May 15, 2018, and a security agreement, dated May 15, 2014, providing subordinated collateral security over Overland’s inventory and holdings of common shares of Sphere 3D.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

7.	Capital assets

Cost	Computer	Furniture	Marketing &	Leaseholds	Total
	Hardware	and	Web
		Fixtures	Development

Balance at December 31, 2012	$509,684	$6,463	$-	$78,894	$595,041
Additions	148,895	-	104,220	-	253,115
Disposals	-	-	-	-	-

Balance at December 31, 2013	$658,579	$6,463	$104,220	$78,894	$848,156
Additions	273,230	28,171	15,096	3,243	319,740
Disposals	(4,056)	-	-	-	(4,056)

Balance at June 30, 2014	$927,753	$34,634	$119,316	$82,137	$1,163,840

Accumulated Depreciation	Computer	Furniture	Marketing &	Leaseholds	Total
	Hardware	and	Web
		Fixtures	Development

Balance at December 31, 2012	$215,091	$949	$-	$20,874	$236,914
Additions	183,977	1,293	21,075	15,778	222,123
Disposals	-	-	-	-	-

Balance at December 31, 2013	$399,068	$2,242	$21,075	$36,652	$459,037
Additions	128,986	2,527	28,571	8,122	168,206
Disposals	(676)	-	-	-	(676)

Balance at June 30, 2014	$527,378	$4,769	$49,646	$44,774	$626,567

Net book value as at December 31, 2013	$259,511	$4,221	$83,145	$42,242	$389,119

Net book value as at June 30, 2014	$400,375	$29,865	$69,670	$37,363	$537,273

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

8.	Intangible assets

(i)	Emulation and virtualization technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc.

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired and developed achieved the beginning of commercial level of sales during the quarter ended June 30, 2014. As such, amortization of this asset commenced effective April 1, 2014.

(ii)	Virtual Desktop Implementation (“VDI”) technology

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire the VDI technology, including patents, trademarks and certain other intellectual property of V3 Systems, Inc.

At closing, the Company paid a purchase price of $11,829,505, in the form of USD$4M in cash and 1,089,867 shares of common stock.

In addition, the Company shall pay an earn-out (the “Earn-Out”), based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to a further U.S. $5.0 million, payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

The fair value of the consideration issued for the VDI technology is as follows:

Cash consideration paid	$4,472,446
Cash consideration owing – current holdback	223,880
1,089,867 common shares valued at $6.545 per share	7,133,179
Fair value of Earn-Out	4,082,645

Total consideration	15,912,150

Cost of acquisition	145,555

Allocated to VDI technology	$16,057,705

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

8.	Intangible assets (continued)

	(iii)	Patents

During the year ended December 31, 2013, the Company filed 6 patents based on its technology, in addition to the 3 preliminary patents, filed on January 16, 2012, based on the technology acquired in the investment in technology.

	Emulation and
Cost	virtualization	VDI
	technology	technology	Patents	Total

Balance at December 31, 2012	$695,000	$-	$25,000	$720,000
Additions	885,250	-	67,571	952,821
Disposals	-	-	-	-
Balance at December 31, 2013	1,580,250	-	92,571	1,672,821
Additions	1,260,906	16,057,705	43,429	17,362,040
Disposals	-	-	-	-

Balance at June 30, 2014	$2,841,156	$16,057,705	$136,000	$19,034,861

	Emulation and
Accumulated amortization	virtualization	VDI
	technology	technology	Patents	Total

Balance at December 31, 2012	$-	$-	$1,250	$1,250
Additions	-	-	3,492	3,492
Disposals	-	-	-	-
Balance at December 31, 2013	$-	$-	$4,742	$4,742
Additions	142,389	1,003,235	2,688	1,148,312
Disposals	-	-	-	-

Balance at June 30, 2014	$142,389	$1,003,235	$7,430	$1,153,054

Net book value as at December 31, 2013	$1,580,250	$-	$87,829	$1,668,079

Net book value as at June 30, 2014	$2,698,767	$15,054,470	$128,570	$17,881,807

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Trade and other payables

	June 30	December 31
	2014	2013
Trade payables	$790,974	$161,337
Non-trade payables and accrued expenses
Salaries and consulting	214,599	279,162
Legal and audit	429,035	37,783
Accrued warranty costs	196,126	-
Interest on debenture financing	122,722	-
Other	68,293	-
	$1,821,749	$478,282

10.	Convertible debenture

On March 21, 2014, the Company issued a senior secured convertible debenture for USD$5,000,000. Simple interest is payable, in cash or stock, at the Company’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of the Company, at any time, at the option of the holders, at a conversion rate of USD$7.50 per share.

The Company has the option, up to March 21, 2015, and upon ten days’ notice, to repay the debenture at 120% of the outstanding principal and interest and the option, from March 21, 2015 to March 21, 2016, to repay the debenture at 125% of the outstanding principal and interest. In addition, the Company has the right to force the conversion of the debenture at any time that the weighted average price of the Company’s common stock for ten consecutive days has exceeded USD$11.25.

The note is secured by a general security interest in all of the assets of the Company. Any unconverted principal and accrued interest balance is payable at maturity, on March 21, 2018.

The debenture represents a hybrid instrument that needs to be bifurcated between its liability and derivative components. The derivative was calculated using the Black Scholes pricing model with the following inputs: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% (IV) an expected life of 4 years; (V) an exercise price of $8.40 for the call and an exercise price of $12.60 for the put and (VI) a share price of $7.05. The residual was allocated to the debenture host contract portion.

As at June 30, 2014, the derivative was revalued using the Black Scholes pricing model with the following inputs: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3.75 years; (V) an exercise price of $8.00 for the call and an exercise price of $12.00 for the put and (VI) a share price of $10.84 for a value of $489,663. The change in value of $164,144 has been recorded as an unrealized loss on derivative liability in the condensed consolidated statements of comprehensive loss.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

10.	Convertible debenture (continued)

The allocation of the liability and the derivative portion of the debenture as at June 30, 2014 are as follows:

	Debenture	Derivative	Total

Balance as at December 31, 2013	$-	$-	$-
Debenture proceeds	5,597,000	-	5,597,000
Derivative liability	(325,519)	325,519	-
Cumulative gain on derivative liability	-	164,144	164,144
Accretion of debenture host contract	19,393	-	19,393
Currency translation adjustment	(246,763)	-	(246,763)

Balance as at December 31, 2013	$5,044,111	$489,663	$5,533,774

11.	Share Capital Authorized an unlimited number of common shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2012	16,114,339	$5,409,488

Issued for cash (net of cash fees of $441,178)	1,250,000	3,746,322
Less: Proceeds allocated to warrants		(775,000)
Brokers warrants		(85,000)
Issued on exercise of warrants	2,784,840	3,844,720
Less: Warrants issued on exercise of broker warrants		(703,000)
Issued on exercise of options	180,001	148,251
Issued for future services	769,231	500,000

Balance, December 31, 2013	21,098,411	$12,085,781

Issuance of common shares on acquisition of intangible assets (note 8)	1,089,867	7,133,179
Issued on exercise of warrants	1,104,743	2,213,682
Issued on exercise of options	121,250	102,405

Balance, June 30, 2014	23,414,271	$21,535,047

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%

Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at
December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Released - June 27, 2014	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at June 30, 2014	3,258,500	70	1,937,814	45	5,196,314	57

Future releases

December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,258,500	70	1,937,814	45	5,196,314	57

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Stock Options

i.

On February 5, 2014, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $212,493. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 102.39%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $6.54 and (VI) a share price of $6.54. Expected volatility was based on the Company’s historical stock price.

ii.

On April 18, 2014, the directors of the Company approved the award of 150,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $741,986. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 97.29%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.10 and (VI) a share price of $8.10. Expected volatility was based on the Company’s historical stock price.

iii.

On April 23, 2014, the directors of the Company approved the award of 25,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $261,860. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.60 and (VI) a share price of $8.60. Expected volatility was based on the Company’s historical stock price.

iv.

On May 27, 2014, at the annual and special meeting of the shareholders of the Company, the shareholders ratified an amendment to the fixed stock option plan, authorizing the award of up to 4,650,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting.

v.

On June 20, 2014, the directors of the Company approved the award of 350,000 options, of which 50,000 vest immediately and 300,000 vest in quarterly amounts over a three year period, exercisable for 10 years, with a value of $1,788,261. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.39 and (VI) a share price of $8.39. Expected volatility was based on the Company’s historical stock price.

vi.

On June 23, 2014, the directors of the Company approved the award of 160,000 options, which vest in quarterly amounts over a three year period, exercisable for 10 years, with a value of $813,593. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.35 and (VI) a share price of $8.35. Expected volatility was based on the Company’s historical stock price.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Stock Options (continued)

As at June 30, 2014 the Company had 1,230,000 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price	Number

Balance at December 31, 2012	$0.83	1,015,000
Granted	1.24	2,295,001
Exercised	0.71	(180,001)
Expired	0.60	(320,000)

Outstanding at December 31, 2013	$1.18	2,810,000
Granted	8.21	735,000
Exercised	0.70	(121,250)
Expired	2.68	(3,750)

Outstanding at June 30, 2014	$2.71	3,420,000

The weighted average share price on the date of exercise was $7.27 (December 31, 2013 -$3.69) .

The following table provides further information on the outstanding options as at June 30, 2014:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	100,000	100,000	$ 0.85	3.68
July 3, 2018	50,000	125,000	0.65	4.01
January 16, 2022	640,000	640,000	0.83	7.55
September 19, 2022	233,333	300,000	0.85	8.23
April 16, 2023	75,000	75,000	0.85	8.80
July 2, 2023	259,722	850,000	0.65	9.01
August 29, 2023	75,000	100,000	2.50	9.17
September 15, 2023	333,750	445,000	2.68	9.22
October 31, 2023	25,000	50,000	4.28	9.34
February 4, 2024	12,500	50,000	6.70	9.59
April 18, 2014	-	150,000	8.10	9.80
April 23, 2014	-	25,000	8.60	9.82
June 20, 2014	50,000	350,000	8.39	9.98
June 23, 2014	-	160,000	8.35	9.99
	1,854,305	3,420,000	$ 2.71	8.56

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

11.	Share Capital (continued) Warrants

The Company had the following warrants outstanding:

			Weighted Average
		Number of	Exercise
		Warrants	Price

Outstanding at December 31, 2012		4,262,442	$0.98

Exercised –	Broker Warrants	(152,528)	0.70
	Investor Warrants	(1,980,462)	1.00
	Broker Unit Warrants	(325,925)	0.85

Issued on exercise of Broker Unit Warrants		325,925	1.00
Exercise of warrants issued		(325,925)	1.00

Granted –	Investor Warrants	625,000	4.50
	Broker Unit Warrants	100,000	3.35

Outstanding at December 31, 2013		2,528,527	$1.96

Exercised –	Broker Unit Warrants	(100,000)	3.35
	Investor Warrants	(1,004,743)	1.48
Granted –	Investor Warrants	50,000	4.50

Outstanding at June 30, 2014		1,473,784	2.27

The weighted average share price on the dates of exercise was $7.00 (December 31, 2013 -$3.46) .

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

12.	Other Equity

	June 30,	December 31,
	2014	2013

Other equity beginning of period	$1,715,151	$1,007,500
Issuance of special warrants net of costs(1)	9,115,010	-
Value of warrants issued	-	1,563,000
Stock based compensation	1,460,101	319,679
Value of warrants exercised	(388,312)	(1,154,528)
Value of options exercised	(18,055)	(20,500)

Other equity end of period	$11,883,895	$1,715,151

(1)	On June 5, 2014, the Company closed an underwritten financing for the sale of 1,176,500 Special Warrants of the Company at a price of $8.50 per Special Warrant for gross proceeds of $10,000,250.

Each Special Warrant, upon exercise or deemed exercise, will convert into one unit of the Company (a "Unit") with each Unit being comprised of one common share of the Company (a "Common Share") and one-half of a Common Share purchase warrant of the Company (a "Warrant"). There is no additional cost to exercise a Special Warrant. Each whole Warrant is exercisable at an exercise price of $11.50 per share for a period of two years from the closing date. All securities are subject to a four-month hold period from the issuance date. The Company intends to file a short form prospectus (the "Final Prospectus") in each of the Provinces of British Columbia and Ontario (collectively, the "Offering Jurisdictions") qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants (see Note 18 – Subsequent Events). Any unexercised Special Warrants will be deemed to be automatically exercised on the earlier of: (i) the third business day following the day on which a final receipt is issued in the Offering Jurisdictions for the Final Prospectus qualifying the distribution of the Units; and (ii) October 6, 2014.

The Company incurred fees and commissions to June 30, 2014 in the amount of $844,543 related to this financing.

13.	Finance expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Interest income	$(27,309)	$(3)	$(28,150)	$(1,685)
Interest expense	132,111	1,069	146,400	1,338
Foreign exchange gain	(97,791)	-	(117,274)	-
Unrealized loss on derivative liability	164,144	-	164,144	-
Investment holding gain	(31,796)	-	(13,982)	-

	$139,359	$1,066	$151,138	$(347)

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

14.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	June 30	June 30
	2014	2013
Salaries, management fees and benefits	$266,875	$305,000
Share-based payments - management	71,902	18,944
Share-based payments - directors	127,180	14,000
	$465,957	$337,944

Legal services of $232,129 (2013 - $30,394) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to a legal firm affiliated with a director of the Company and officers and directors of the Company at period end included in trade and other payables total $193,723 (2013 - $12,714)

15.	Commitment and Contingencies

	1)	Merger Agreement

On May 15, 2014, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Overland, pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine (the “Transaction”). After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

Under the terms of the Merger Agreement, the Company will issue a total of 9,443,882 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.510594 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition, Sphere 3D will issue up to 1,467,906 warrants, 143,325 options and 505,321 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland at the closing date, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate on closing. The average exercise price of the options and warrants are US$22.62 and US$17.28, respectively. At current pricing, the Company believes it is unlikely that any of these options and warrants will be exercised.

On May 14, 2014, the last trading day prior to the announcement of the transaction, the closing price of the Overland Shares, on the NASDAQ, was US$2.90 and the closing price of the Common Shares of Sphere 3D, on the TSX Venture Exchange (the “TSXV”), was C$9.46 (or US$8.68). Based on the closing price of the Common Shares of Sphere 3D on May 14, 2014, the total consideration payable to holders of Overland shareholders has an implied value of approximately US$81.97 million or approximately US$4.43 per Overland Share.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

2)	Supplier Agreement

On July 15, 2013, the Company entered into a supplier agreement with Overland Storage, Inc, under which the Company has agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of common shares in the capital of the Company (the “Common Shares”) as follows: (i) 769,231 Common Shares at a fair value of $0.65, having a value of $500,000 were issued on Closing; and (ii) that number of Common Shares equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

3)	Operating Lease

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2014	$29,000
2015	59,500
2016	20,000

4)	Legal Matters

The Company has been named as a defendant in actions that arose as a result of the announcement of the agreement to merge with Overland Storage, Inc. With respect to these matters, based on the management’s current knowledge, the Company believes that the amount or range of reasonable possible loss, if any, will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

16.	Capital Risk Management

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the period ended June 30, 2014 and year ended December 31, 2013.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

17.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

	(a)	Market risk

(i) Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The convertible debenture is at a fixed rate. The Company's cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest expense represents approximately 0.1% (2012 – 0.7%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

	(b)	Credit risk

The Company is subject to risk of non-payment of amounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at June 30, 2014, the Company has trade and other payables of $1,821,749 (December 31, 2013 - $478,282) due within 12 months and has cash and cash equivalents of $8,782,627 (December 31, 2013 - $5,550,788) to meet its current obligations.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014 and 2013
(Expressed in Canadian Dollars)

18.	Subsequent Events

a)

On July 10, 2014, the Company issued 10,894 Common Shares in payment of interest owing on the Convertible Debenture, for the period ending June 30, 2014. The number of shares was calculated based on the closing price of the Common Shares, on the TSX-V, on June 30, 2014.

	b)	On July 17, 2014 and July 31, 2014, the Company advanced Overland Storage Inc. additional amounts of USD$500,000 each to support its working capital requirements.

c)

On July 18, 2014, the Company issued 52,801 Common Shares, valued at $500,000 US, under the Supply Agreement (note 15(2)) with Overland Storage. The Common Shares had a fair value of $10.11 per share, based on the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to the anniversary date of the Supply Agreement. The shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

d)

The Company has been informed by the Ontario Security Commission (“OSC”) that, due to the fact that (i) the short form prospectus, issued in connection to the Special Warrants (see Note 12 – Special Warrants), is the first prospectus filing by the Company post-Qualifying Transaction, and (ii) the materiality of the transaction with Overland, the OSC has taken the position that it will be reviewed under the long-form prospectus timing guidelines, as such, the Company was unable to file the final Prospectus by July 31, 2014, meaning that the Special Warrants will be convertible to 1.05 units per Special Warrant upon the filing of the final Prospectus.